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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. _____)*


                       ACC Consumer Finance Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   00079H108
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
  CUSIP NO. 00079H108                   13G                PAGE 2 OF 15 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Strome Susskind Investment Management, L.P. #95-4450882

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          3,251,188
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          3,251,188
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,251,188

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      40.7%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IA, PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 00079H108                   13G                PAGE 3 OF 15 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SSCO, Inc.  #95-4450883

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          3,251,188
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          3,251,188
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,251,188

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      40.7%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO, HC

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 00079H108                   13G                PAGE 4 OF 15 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mark E. Strome ####-##-####

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          3,251,188
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          3,251,188
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,251,188

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      40.7%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN, HC

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 00079H108                   13G                PAGE 5 OF 15 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Strome Offshore Limited

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Cayman Islands

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,637,255
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,637,255
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,637,255

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      20.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
          CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 00079H108                   13G                PAGE 6 OF 15 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Strome Partners, L.P. #95-4372590

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,613,933
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,613,933
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,613,933

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      20.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
          PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a) Name of Issuer:

          ACC Consumer Finance Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

          12750 High Bluff Drive
          Suite 320
          San Diego, CA  92130

Item 2(a) Name of Person Filing:  This statement is being filed by:

          a.   Strome-Susskind Investment Management, L.P. ("SSIM")

          b.   SSCO, Inc. ("SSCO")

          c.   Mark E. Strome ("Strome")

          d.   Strome Offshore Limited ("SOFF"); and

          e.   Strome Partners, L.P. ("SP")

          collectively the "Reporting Persons".

          SSIM is a Delaware limited partnership and a registered investment adviser. SSIM is the sole general partner of and discretionary investment adviser to SP which directly owns shares of common stock of ACC Consumer Finance Corporation (the "Stock"). SSIM is also the discretionary investment adviser to SOFF which directly owns shares of the Stock.

          SSCO is the sole general partner of SSIM. The Strome Family Trust, dated 12/9/93 (the "Trust") is the controlling shareholder of SSCO. Mark E. Strome is a settlor and trustee of the Trust.

          SSIM's beneficial ownership of the Stock is direct because of its general partnership interest in SP that directly owns shares of the Stock. SSIM also has direct beneficial ownership of the Stock as a result of its discretionary authority to buy, sell and vote shares of such Stock for SP and SOFF. SSCO's and Strome's beneficial ownership is indirect as a result of their ownership of SSIM, and is reported solely because Rule 13-d (a) and (b) under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a Schedule 13G within the specific time period. The answers on blocks 6, 8, 9 and 11 on pages 3 and 4 above and in responses to item 4 by SSCO and Strome are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Stock by SSIM and the relationship of SSCO and Strome to SSIM.

          Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

Item 2(b) Address of Principal Business office or, if none, residence:

          a.   100 Wilshire Blvd., 15th Fl.  Santa Monica, CA  90401

          b.   100 Wilshire Blvd., 15th Fl.  Santa Monica, CA  90401

          c.   100 Wilshire Blvd., 15th Fl.  Santa Monica, CA  90401

          d.   Corporate Centre, West Bay Road, P. O. Box 31106, SMB Grand

                 Cayman, Cayman Islands.

          e.   100 Wilshire Blvd., 15th Fl.  Santa Monica, CA  90401

Item 2(c) Citizenship:

          a. Strome-Susskind Investment Management, L.P.; Delaware limited partnership

          b.   SSCO, Inc., Delaware corporation

          c.   Mark E. Strome; United States

          d.   Strome Offshore Limited, Cayman Islands Corporation

          e.   Strome Partners, L.P.; Delaware limited partnership

Item 2(d) Title of Class of Securities:

          Common Stock

Item 2(e)      CUSIP

               00079H108

Item 3.        Statement Concerning Filings Pursuant to Rule 13d-1(b) or
               13d-2(b):

               (e)  x Investment Adviser
                    -

               (g)  x Parent Holding Company [controlling shareholders]
                    -
               [See Item 7]

Item 4.        Ownership:

               (a) Amount Beneficially Owned: Reporting Persons each directly or indirectly beneficially own the following shares of Stock:

                             SSIM           3,251,188
                             SSCO           3,251,188
                             STROME         3,251,188
                             SOFF           1,613,933
                             SP             1,637,255

               SOFF's SP's and SSIM's beneficial ownership are direct, and SSCO and Strome's beneficial ownership are indirect.

               (b)  Percent of Class:

                             SSIM           40.7%
                             SSCO           40.7%
                             STROME         40.7%
                             SOFF           20.5%
                             SP             20.2%

               (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:  0

               (ii) shared power to vote or to direct the vote:

               The Reporting Parties share with each other the power to vote the above-referenced shares of Stock for which they have direct or indirect beneficial ownership. No other person has the power to vote such shares.

               (iii)  sole power to dispose or to direct the disposition of:  0

               (iv)   shared power to dispose or to direct the disposition of:

               The Reporting Parties share with each other the power to dispose of the above-referenced shares of Stock for which they have direct or indirect beneficial ownership. They do not share this power with any other person.

Item 5.        Ownership of Five Percent or Less of a Class:

               Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               SSIM, a registered investment adviser, SSCO, its general partner and Strome, a trustee of SSCO's controlling shareholder, have the right or the power to direct the receipt of dividends from the Stock, and to direct the receipt of proceeds from the sale of Stock to SSIM's investment advisory clients, SP and SOFF. SP and SOFF each directly own more than 5% of the Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               SSCO and Strome are each considered the equivalent of a parent holding company for purposes of this Schedule 13G. SSIM, a registered investment adviser, is considered SSCO and Strome's subsidiary. See Exhibit B.

Item 8.        Identification and Classification of Members of the Group:

               Not Applicable

Item 9.        Notice of Dissolution of Group:

               Not Applicable

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  June 10, 1996

          /s/ Mark E. Strome
          -----------------------------------------------
          Mark E. Strome

          STROME SUSSKIND INVESTMENT MANAGEMENT, L.P.

          By SSCO, Inc., its General Partner


          By: /s/ Jeffrey S. Lambert
              -------------------------------------------
              Jeffrey S. Lambert, Chief Financial Officer

          SSCO, INC.


          By: /s/ Jeffrey S. Lambert
              -------------------------------------------
              Jeffrey S. Lambert, Chief Financial Officer

STROME PARTNERS, L.P.                      STROME OFFSHORE LIMITED

/s/ Jeffrey S. Lambert                     /s/ Jeffrey S. Lambert
- ---------------------------------------    ---------------------------------
Jeffrey S. Lambert                          Jeffrey S. Lambert
Chief Financial Officer for                 Chief Financial Officer for
Strome Susskind Investment                  Strome Susskind Investment
Management, L.P.                            Management, L.P.
General Partner of Strome Partners, L.P.    Investment Adviser to Strome
                                            Offshore

                                   EXHIBITS


EXHIBIT A    Statement With Respect to Joint Filing of Schedule 13G

EXHIBIT B    Identification and Classification of Subsidiary Which Acquired
             Security Being Reported On By the Parent Holding Company

                                   Exhibit A

              JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)
              ---------------------------------------------------

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers states that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  June 10, 1996


/s/ Mark E. Strome
- -------------------------------------
Mark E. Strome

STROME SUSSKIND INVESTMENT MANAGEMENT, L.P.
By SSCO, Inc., its General Partner

By: /s/ Jeffrey S. Lambert
   -------------------------------------------
   Jeffrey S. Lambert, Chief Financial Officer


SSCO, INC.

By: /s/ Jeffrey S. Lambert
   -------------------------------------------
   Jeffrey S. Lambert, Chief Financial Officer



STROME PARTNERS, L.P.                       STROME OFFSHORE LIMITED


/s/ Jeffrey S. Lambert                      /s/ Jeffrey S. Lambert
- -----------------------------------         -----------------------------------
Jeffrey S. Lambert                          Jeffrey S. Lambert
Chief Financial Officer for                 Chief Financial Officer for
Strome Susskind Investment                  Strome Susskind Investment
  Management, L.P.                            Management, L.P.
General Partner of Strome Partners, L.P.    Investment Adviser to Strome
                                              Offshore

                                   Exhibit B

             Identification and Classification of Subsidiary Which Acquired Security Being Reported On By the Parent Holding Company


SSIM, a registered investment adviser, acquired "beneficial ownership" of the securities being reported on as a result of its discretionary authority to acquire, dispose and (with respect to certain of such securities) vote the securities being reported on. Under a series of SEC no-action letters, including the letter issued to Warren Buffet and Berkshire Hathaway, Inc.
                               ------------------------------------------
(available December 18, 1987), SSCO and Strome are each considered the equivalent of a parent holding company of SSIM and are therefore eligible to report their indirect beneficial ownership in such shares of Schedule 13G.

                          POWER OF ATTORNEY FORMS FOR
                      SCHEDULES 13D AND 13G AND FORM 13F


     I, Mark E. Strome in my individual capacity and as a principal of Strome Susskind Investment Management, L.P., hereby appoint Jeffrey S. Lambert as attorney-in-fact and agent, in all capacities, to execute, on my behalf and on behalf of Strome Susskind Investment Management, L.P. and-to-file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D and 13G and Forms 13F and documents relating thereto required to be filed under the Securities Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein. I hereby grant to said attorney-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

     I hereby execute this Power of Attorney as of this 12th day of August,
                                                        ----        ------
1994.



                                       /s/ Mark E. Strome
                                       ---------------------------
                                       Mark E. Strome